PLC Systems Inc.

10 Forge Park

Franklin, Massachusetts 02038

(508) 541-8800

December 23, 2010

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PLC Systems Inc.
Commission File No. 1-11388
Definitive Proxy Materials

Ladies and Gentlemen:

On behalf of PLC Systems Inc. (the “Company”), transmitted herewith for filing pursuant to Rule 14a-6(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are definitive copies of the Notice of Special Meeting of Shareholders, Proxy Statement and Proxy relating to the Company’s Special Meeting of Shareholders to be held on January 31, 2011 (the “Special Meeting”).  The Company expects to begin mailing these definitive proxy materials to its shareholders on or about December 29, 2010.

In accordance with the requirements of Rule 14a-6(b) under the Exchange Act, eight paper copies of the Company’s Notice of Special Meeting of Shareholders, Proxy Statement and Proxy, which are scheduled to be made available to shareholders on or about December 29, 2010, will be mailed to the Commission under separate cover no later than the date they are first sent or given to the Company’s securityholders.

Please call the undersigned if you have any questions regarding this matter.

Very truly yours,

/s/ James G. Thomasch

James G. Thomasch
Senior Vice President of Finance and
Administration and Chief Financial Officer

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